UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

KEANE GROUP, INC.
(Name of Issuer)
COMMON shares, $0.01 par value
(Title of Class of Securities)
48669A108
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 48669A108
(1) Names of Reporting Persons.
Keane Investor Holdings LLC
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	51,668,175**
	(6) Shared Voting Power	0**
	(7) Sole Dispositive Power	51,668,175**
	(8) Shared Dispositive Power	0**

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	51,668,175**
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
(11) Percent of Class Represented by Amount in Row (9)	49.6%*
(12) Type of Reporting Person (See Instructions) HC

** Based on the information set forth in the Prospectus Supplement filed by Keane Group, Inc. (the “Company”) with the Securities and Exchange Commission on January 11, 2019, there were 104,188,518 shares of common stock, par value $0.01 per share (the “Shares”), of the Company outstanding as of January 11, 2019. Keane Investor Holdings LLC, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Keane Investor Holdings LLC. As a result, as of January 11, 2019, Keane Investor Holdings LLC is deemed to beneficially own 51,668,175 Shares, or 49.6% of the Shares deemed issued and outstanding pursuant to Rule 13d-3.

Item 1(a). Name Of Issuer
Keane Group, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices
2121 Sage Road, Suite 370 Houston, TX 77056
Item 2(a). Name of Person Filing
Keane Investor Holdings LLC
Item 2(b). Address of Principal Business Office or, if None, Residence
c/o Cerberus Capital Management, L.P. 875 Third Avenue New York, New York 10022

Item 2(c). Citizenship
Keane Investor Holdings LLC is a limited liability company organized under the laws of the State of Delaware.
Item 2(d). Title of Class of Securities
Common Shares, $0.01 par value per share.
Item 2(e). CUSIP No.
48669A108

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to GCM is as follows:
(a) Amount Beneficially Owned:	51,668,175**
(b) Percent of Class:	49.6%**
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	51,668,175**
(ii) Shared power to vote or to direct the vote:	0**
(iii) Sole power to dispose or to direct the disposition of:	51,668,175**
(iv) Shared power to dispose or to direct the disposition of:	0**

** Based on the information set forth in the Prospectus Supplement filed by Keane Group, Inc. (the “Company”) with the Securities and Exchange Commission on January 11, 2019, there were 104,188,518 shares of common stock, par value $0.01 per share (the “Shares”), of the Company outstanding as of January 11, 2019. Keane Investor Holdings LLC, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Keane Investor Holdings LLC. As a result, as of January 11, 2019, Keane Investor Holdings LLC is deemed to beneficially own 51,668,175 Shares, or 49.6% of the Shares deemed issued and outstanding pursuant to Rule 13d-3.

Item 5. Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2019

/s/ Scott Wille
Scott Wille
Authorized Person of Keane Investor Holdings LLC

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)